UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

DSG TopCo, Inc.
(Name of Applicant)*

56 Harrison Street, Suite 203A

New Rochelle, NY 10801

(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount(1)
17.0% Convertible Senior Secured Notes due 2030	$210,000,000

(1)	Assumes such aggregate principal amount is not increased or reduced in accordance with the Joint Chapter 11 Plan of Reorganization of Diamond Sports Group, LLC, et al., which is filed as Exhibit T3E-2 hereto.

Approximate date of proposed public offering:

On, or as soon as practicable following, the Effective Date under the Plan of Reorganization (each as defined herein).

Name and address of agent for service:	With a copy to:
Bradley E. Scher c/o Ocean Ridge Capital Advisors, LLC 56 Harrison Street, Suite 203A New Rochelle, NY 10801	David S. Huntington Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application for qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicants.

* The Guarantors listed on the following page are also included in this application as Applicants.

GENERAL

1. General Information.

DSG TopCo, Inc. (the “Company”) is a Delaware corporation and will be the issuer of the 17.0% Convertible Senior Secured Notes due 2030 (the “Notes”). The entities identified below (the “Guarantors” and, together with the Company, the “Applicants”) will guarantee the Notes and have the following forms of organization and jurisdictions of formation or incorporation.

Guarantor	Form of Organization	Jurisdiction
DSG AcquisitionCo, Inc.	Corporation	Delaware
DSG IntermediateCo, Inc.	Corporation	Delaware
DSG LitigationCo, LLC	Limited Liability Company	Delaware
DSG New HoldCo, LLC	Limited Liability Company	Delaware
DSG OpCo, LLC	Limited Liability Company	Delaware
ARC Holding, Ltd.	Limited Partnership	Texas
Diamond-BRV Southern Sports Holdings, LLC	Limited Liability Company	Delaware
Diamond College Sports, LLC	Limited Liability Company	Delaware
Diamond Digital Group, LLC	Limited Liability Company	Delaware
Diamond Gaming Services, LLC	Limited Liability Company	Delaware
Diamond Mobile Holdings, LLC	Limited Liability Company	Delaware
Diamond Ohio Holdings, LLC	Limited Liability Company	Delaware
Diamond Ohio Holdings II, LLC	Limited Liability Company	Delaware
Diamond San Diego Holdings, LLC	Limited Liability Company	Delaware
Diamond Southern Holdings, LLC	Limited Liability Company	Colorado
Diamond Sports Net, LLC	Limited Liability Company	Delaware
Diamond Sports Net Arizona, LLC	Limited Liability Company	Delaware
Diamond Sports Net Arizona Holdings, LLC	Limited Liability Company	Delaware
Diamond Sports Net Detroit, LLC	Limited Liability Company	Delaware
Diamond Sports Net Florida, LLC	Limited Liability Company	Delaware
Diamond Sports Net North, LLC	Limited Liability Company	Delaware
Diamond Sports Net Ohio, LLC	Limited Liability Company	Delaware
Diamond Sports Net West 2, LLC	Limited Liability Company	Ohio
Diamond Sports Sun, LLC	Limited Liability Company	Delaware
Diamond St. Louis Holdings, LLC	Limited Liability Company	Delaware
Diamond West Holdings, LLC	Limited Liability Company	Delaware
Fastball Sports Productions, LLC	Limited Liability Company	Ohio
FRSM Holdings LLC	Limited Liability Company	Delaware
Sports Holding, LLC	Limited Liability Company	Delaware
Sports Network, LLC	Limited Liability Company	Delaware
Sports Network II, LLC	Limited Liability Company	Delaware
Sports Network II Intermediate HoldCo, LLC	Limited Liability Company	Delaware
SportSouth Network, LLC	Limited Liability Company	Delaware
SportSouth Network II, LLC	Limited Liability Company	Delaware
Sunshine Holdco, LLC	Limited Liability Company	Delaware

2. Securities Act Exemption Applicable.

Reference is made to the Disclosure Statement for the Joint Chapter 11 Plan of Reorganization of Diamond Sports Group, LLC, et al. (as may be amended or supplemented, the “Disclosure Statement”) and the Joint Chapter 11 Plan of Reorganization of Diamond Sports Group, LLC, et al. (as amended or supplemented, the “Plan”), copies of which are included as Exhibits T3E-1 and T3E-2, respectively. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Plan.

Pursuant to the terms and conditions set forth in the Disclosure Statement and the Plan, the Applicants intend to offer, if the Litigation Proceeds Condition is not met, an aggregate principal amount of $210 million of the

2

Notes, which aggregate principal amount may be increased by Capitalized DIP Interest and reduced by (i) any amount of Cash distributed to the Holders of DIP Claims from the Sinclair Settlement Deposit and the Sinclair Settlement Extension Payments (if any) on the Effective Date and (ii) the aggregate principal amount of Exit Term Loans issued on the Effective Date to Holders of DIP Claims. The Notes will be issued pursuant to the indenture to be qualified under this Form T-3 (the “Indenture”), a copy of which will be filed by amendment as Exhibit T3C hereto.

Generally, Section 1145(a)(1) of Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act of 1933, as amended (the “Securities Act”), and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan of reorganization with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. It is expected that the Company and New DSG Guarantors (as defined below) will become affiliates participating in a joint plan of reorganization with the Debtors (as defined in the Plan) as of the Effective Date. The Applicants believe that the offer of the Notes under the solicitation of acceptances for the Plan and the exchange of the Claims for Notes, together with certain other consideration, under the Plan will satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above. To the extent that the solicitation of acceptances of the Plan constitutes an offer of new securities not exempt from registration under Section 1145(a)(1) of the Bankruptcy Code, the Applicants will rely on Section 4(a)(2) of the Securities Act and, to the extent applicable, Regulation D promulgated thereunder.

AFFILIATIONS

3. Affiliates.

The following list reflects the affiliates of the Applicants as of the date of this application:

Entity Name	Owner	Ownership Percentage
DSG TopCo, Inc.	Bradley E. Scher	100%
DSG AcquisitionCo, Inc.	DSG IntermediateCo, Inc.	100%
DSG IntermediateCo, Inc.	DSG TopCo, Inc.	100%
DSG LitigationCo, LLC	Diamond Sports Group, LLC	100%
DSG New HoldCo, LLC	Diamond Sports Group, LLC	100%
DSG OpCo, LLC	DSG New HoldCo, LLC	100%
ARC Holding, Ltd.	Diamond Sports Net, LLC	1%
	Sport Holdings, LLC	99%
Diamond College Sports, LLC	Diamond Sports Net, LLC	100%
Diamond Digital Group, LLC	Diamond Sports Group, LLC	100%
Diamond Gaming Services, LLC	Diamond Sports Group, LLC	100%
Diamond Mobile Holdings, LLC	Diamond Sports Net, LLC	100%
Diamond Ohio Holdings II, LLC	Diamond Ohio Holdings, LLC	100%
Diamond Ohio Holdings, LLC	Diamond Sports Net, LLC	100%
Diamond San Diego Holdings, LLC	Diamond Sports Net, LLC	100%
Diamond Southern Holdings, LLC	Diamond Sports Net, LLC	100%
Diamond Sports Group, LLC	Diamond Sports Intermediate Holdings LLC	100%
Diamond Sports Holdings LLC	Diamond Sports Topco LLC	100%
Diamond Sports Intermediate Holdings A, LLC	Diamond Sports Holdings LLC	100%
Diamond Sports Intermediate Holdings LLC	Diamond Sports Intermediate Holdings A, LLC	100%
Diamond Sports Net Arizona Holdings, LLC	Diamond Sports Net, LLC	100%
Diamond Sports Net Arizona, LLC	Diamond Sports Net Arizona Holdings, LLC	100%
Diamond Sports Net Detroit, LLC	FRSM Holdings LLC	100%
Diamond Sports Net Florida, LLC	Diamond Sports Net, LLC	100%
Diamond Sports Net North, LLC	Diamond Sports Net, LLC	100%
Diamond Sports Net Ohio, LLC	Diamond Ohio Holdings II, LLC	100%
Diamond Sports Net West 2, LLC	Diamond Sports Net, LLC	100%
Diamond Sports Net, LLC	Diamond Sports Group, LLC	100%
Diamond Sports Sun, LLC	Sunshine Holdco, LLC	100%
Diamond Sports Topco LLC	Sinclair Broadcast Group, Inc.	100%
Diamond St. Louis Holdings, LLC	ARC Holding, Ltd.	100%
Diamond West Holdings, LLC	Diamond Sports Net, LLC	100%
Diamond-BRV Southern Sports Holdings, LLC	Diamond Southern Holdings, LLC	100%
Fastball Sports Productions, LLC	Diamond Ohio Holdings II, LLC	100%
FRSM Holdings LLC	Diamond Sports Net, LLC	100%
Sinclair Broadcast Group, Inc.	N/A	N/A
Sports Holding, LLC	Diamond Sports Net, LLC	100%
Sports Network, LLC	Diamond Sports Group, LLC	100%
Sports Network II, LLC	Diamond Sports Group, LLC	100%
Sports Network II Intermediate HoldCo, LLC	DSG New HoldCo, LLC	100%
SportSouth Network, LLC	Diamond-BRV Southern Sports Holdings, LLC	100%
SportSouth Network II, LLC	Diamond-BRV Southern Sports Holdings, LLC	100%

3

The following list reflects the expected affiliates of the Applicants as of the Effective Date:

Entity Name	Owner	Ownership Percentage
DSG TopCo, Inc.
DSG AcquisitionCo, Inc.	DSG IntermediateCo, Inc.	100%
DSG IntermediateCo, Inc.	DSG TopCo, Inc.	100%
DSG LitigationCo, LLC	DSG AcquisitionCo, Inc.	100%
DSG New HoldCo, LLC	DSG AcquisitionCo, Inc.	100%
DSG OpCo, LLC	DSG New HoldCo, LLC	100%
ARC Holding, Ltd.	Diamond Sports Net, LLC	1%
	Sport Holdings, LLC	99%
Diamond-BRV Southern Sports Holdings, LLC	Diamond Southern Holdings, LLC	100%
Diamond College Sports, LLC	Diamond Sports Net, LLC	100%
Diamond Digital Group, LLC	Diamond Sports Net, LLC	100%
Diamond Gaming Services, LLC	Diamond Sports Net, LLC	100%
Diamond Mobile Holdings, LLC	Diamond Sports Net, LLC	100%
Diamond Ohio Holdings, LLC	Diamond Sports Net, LLC	100%
Diamond Ohio Holdings II, LLC	Diamond Ohio Holdings, LLC	100%
Diamond San Diego Holdings, LLC	Diamond Sports Net, LLC	100%
Diamond Southern Holdings, LLC	Diamond Sports Net, LLC	100%
Diamond Sports Net Arizona, LLC	Diamond Sports Net Arizona Holdings, LLC	100%
Diamond Sports Net Arizona Holdings, LLC	Diamond Sports Net, LLC	100%
Diamond Sports Net Detroit, LLC	FRSM Holdings LLC	100%
Diamond Sports Net Florida, LLC	Diamond Sports Net, LLC	100%
Diamond Sports Net North, LLC	Diamond Sports Net, LLC	100%
Diamond Sports Net Ohio, LLC	Diamond Ohio Holdings II, LLC	100%
Diamond Sports Net West 2, LLC	Diamond Sports Net, LLC	100%
Diamond Sports Net, LLC	DSG OpCo, LLC	100%
Diamond Sports Sun, LLC	Sunshine Holdco, LLC	100%
Diamond St. Louis Holdings, LLC	ARC Holding, Ltd.	100%
Diamond West Holdings, LLC	Diamond Sports Net, LLC	100%
Fastball Sports Productions, LLC	Diamond Ohio Holdings II, LLC	100%
FRSM Holdings LLC	Diamond Sports Net, LLC	100%
Sports Holding, LLC	Diamond Sports Net, LLC	100%
Sports Network, LLC	DSG AcquisitionCo, Inc.	100%
Sports Network II, LLC	Sports Network II Intermediate HoldCo, LLC	100%
Sports Network II Intermediate HoldCo, LLC	DSG New HoldCo, LLC	100%
SportSouth Network, LLC	Diamond-BRV Southern Sports Holdings, LLC	100%
SportSouth Network II, LLC	Diamond-BRV Southern Sports Holdings, LLC	100%

Certain directors and executive officers of the Applicants may be deemed its “affiliates” by virtue of their respective positions. See Item 4, “Directors and Executive Officers.” Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their holdings of voting securities of the Applicant. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4. Directors and Executive Officers.

As of the date of this application, the executive officers and directors of the Applicants are as set forth below. The mailing address of each of them is c/o Diamond Sports Group, LLC, 2960 Post Road, Southport, CT 06890, unless otherwise noted below.

4

1.	The Company

The sole director and executive officer of the Company is Bradley E. Scher, who serves as the President, Treasurer and Secretary of the Company. Mr. Scher’s mailing address is c/o Ocean Ridge Capital Advisors, LLC, 56 Harrison Street, Suite 203A, New Rochelle, NY 10801.

2.	The Guarantors

The sole executive officer and director of DSG IntermediateCo, Inc. and DSG AcquisitionCo, Inc. (collectively, the “New DSG Guarantors”) is Bradley E. Scher, who serves as the President, Treasurer and Secretary of each New DSG Guarantor. Mr. Scher’s mailing address is c/o Ocean Ridge Capital Advisors, LLC, 56 Harrison Street, Suite 203A, New Rochelle, NY 10801.

The executive officers of the Guarantors other than the New DSG Guarantors are listed below. Such entities do not have any directors as of the date hereof.

Name	Office
David Preschlack	Chief Executive Officer
David F. DeVoe, Jr.	Chief Financial Officer
Phillip Gharabegian	Secretary

New executive officers, if any, of the Company and the Guarantors will be designated on or after the Effective Date in accordance with the applicable provisions of the Plan. New board members, if any, for the Company and the Guarantors will be designated in accordance with the applicable provisions of the Plan.

5. Principal Owners of Voting Securities.

The following tables set forth certain information regarding each person known to the Company to own 10 percent or more of the voting securities of the Applicants as of the date of this application. The mailing address of each holder listed in each of the tables set forth below is c/o Diamond Sports Group, LLC, 2960 Post Road, Southport, CT 06890, unless otherwise noted below.

Applicant Name	Principal Owner of 10% or More of Voting Securities	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
DSG TopCo, Inc.	Bradley E. Scher*	Common Stock	100	100%
DSG AcquisitionCo, Inc.	DSG IntermediateCo, Inc.*	Common Stock	100	100%
DSG IntermediateCo, Inc.	DSG TopCo, Inc.*	Common Stock	100	100%
DSG LitigationCo, LLC	Diamond Sports Group, LLC	Membership Interests	N/A	100%
DSG New HoldCo, LLC	Diamond Sports Group, LLC	Membership Interests	N/A	100%
DSG OpCo, LLC	DSG New HoldCo, LLC	Membership Interests	N/A	100%
ARC Holding, Ltd.	Sport Holdings, LLC	N/A	N/A	99%
Diamond-BRV Southern Sports Holdings, LLC	Diamond Southern Holdings, LLC	Membership Interests	N/A	100%
Diamond College Sports, LLC	Diamond Sports Net, LLC	Membership Interests	N/A	100%
Diamond Digital Group, LLC	Diamond Sports Group, LLC	Membership Interests	N/A	100%
Diamond Gaming Services, LLC	Diamond Sports Group, LLC	Membership Interests	N/A	100%
Diamond Mobile Holdings, LLC	Diamond Sports Net, LLC	Membership Interests	N/A	100%
Diamond Ohio Holdings, LLC	Diamond Sports Net, LLC	Membership Interests	N/A	100%
Diamond Ohio Holdings II, LLC	Diamond Ohio Holdings, LLC	Membership Interests	N/A	100%
Diamond San Diego Holdings, LLC	Diamond Sports Net, LLC	Membership Interests	N/A	100%
Diamond Southern Holdings, LLC	Diamond Sports Net, LLC	Membership Interests	N/A	100%
Diamond Sports Net, LLC	Diamond Sports Group, LLC	Membership Interests	N/A	100%
Diamond Sports Net Arizona, LLC	Diamond Sports Net Arizona Holdings, LLC	Membership Interests	N/A	100%
Diamond Sports Net Arizona Holdings, LLC	Diamond Sports Net, LLC	Membership Interests	N/A	100%
Diamond Sports Net Detroit, LLC	FRSM Holdings LLC	Membership Interests	N/A	100%
Diamond Sports Net Florida, LLC	Diamond Sports Net, LLC	Membership Interests	N/A	100%
Diamond Sports Net North, LLC	Diamond Sports Net, LLC	Membership Interests	N/A	100%
Diamond Sports Net Ohio, LLC	Diamond Ohio Holdings II, LLC	Membership Interests	N/A	100%
Diamond Sports Net West 2, LLC	Diamond Sports Net, LLC	Membership Interests	N/A	100%
Diamond Sports Sun, LLC	Sunshine Holdco, LLC	Membership Interests	N/A	100%
Diamond St. Louis Holdings, LLC	ARC Holding, Ltd.	Membership Interests	N/A	100%
Diamond West Holdings, LLC	Diamond Sports Net, LLC	Membership Interests	N/A	100%
Fastball Sports Productions, LLC	Diamond Ohio Holdings II, LLC	Membership Interests	N/A	100%
FRSM Holdings LLC	Diamond Sports Net, LLC	Membership Interests	N/A	100%
Sports Holding, LLC	Diamond Sports Net, LLC	Membership Interests	N/A	100%
Sports Network, LLC	Diamond Sports Group, LLC	Membership Interests	N/A	100%
Sports Network II, LLC	Diamond Sports Group, LLC	Membership Interests	N/A	100%
Sports Network II Intermediate HoldCo, LLC	DSG New HoldCo, LLC	Membership Interests	N/A	100%
SportSouth Network, LLC	Diamond-BRV Southern Sports Holdings, LLC	Membership Interests	N/A	100%
SportSouth Network II, LLC	Diamond-BRV Southern Sports Holdings, LLC	Membership Interests	N/A	100%
Sunshine Holdco, LLC	Diamond Sports Net, LLC	Membership Interests	N/A	100%

*	Mailing address of such holder is c/o Ocean Ridge Capital Advisors, LLC, 56 Harrison Street, Suite 203A, New Rochelle, NY 10801.
5

The following table sets forth certain information regarding each person expected to own 10 percent or more of the voting securities of the Applicants as of the Effective Date. The mailing address of each holder listed in each of the tables set forth below is c/o Diamond Sports Group, LLC, 2960 Post Road, Southport, CT 06890, unless otherwise noted below.

Applicant Name	Principal Owner of 10% or More of Voting Securities	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
DSG TopCo, Inc.		Common Stock
DSG AcquisitionCo, Inc.	DSG IntermediateCo, Inc.*	Common Stock	100	100%
DSG IntermediateCo, Inc.	DSG TopCo, Inc.*	Common Stock	100	100%
DSG LitigationCo, LLC	DSG AcquisitionCo, Inc.	Membership Interests	N/A	100%
DSG New HoldCo, LLC	DSG AcquisitionCo, Inc.	Membership Interests	N/A	100%
DSG OpCo, LLC	DSG New HoldCo, LLC	Membership Interests	N/A	100%
ARC Holding, Ltd.	Sport Holdings, LLC	N/A	N/A	99%
Diamond-BRV Southern Sports Holdings, LLC	Diamond Southern Holdings, LLC	Membership Interests	N/A	100%
Diamond College Sports, LLC	Diamond Sports Net, LLC	Membership Interests	N/A	100%
Diamond Digital Group, LLC	Diamond Sports Net, LLC	Membership Interests	N/A	100%
Diamond Gaming Services, LLC	Diamond Sports Net, LLC	Membership Interests	N/A	100%
Diamond Mobile Holdings, LLC	Diamond Sports Net, LLC	Membership Interests	N/A	100%
Diamond Ohio Holdings, LLC	Diamond Sports Net, LLC	Membership Interests	N/A	100%
Diamond Ohio Holdings II, LLC	Diamond Ohio Holdings, LLC	Membership Interests	N/A	100%
Diamond San Diego Holdings, LLC	Diamond Sports Net, LLC	Membership Interests	N/A	100%
Diamond Southern Holdings, LLC	Diamond Sports Net, LLC	Membership Interests	N/A	100%
Diamond Sports Net, LLC	DSG OpCo, LLC	Membership Interests	N/A	100%
Diamond Sports Net Arizona, LLC	Diamond Sports Net Arizona Holdings, LLC	Membership Interests	N/A	100%
Diamond Sports Net Arizona Holdings, LLC	Diamond Sports Net, LLC	Membership Interests	N/A	100%
Diamond Sports Net Detroit, LLC	FRSM Holdings LLC	Membership Interests	N/A	100%
Diamond Sports Net Florida, LLC	Diamond Sports Net, LLC	Membership Interests	N/A	100%
Diamond Sports Net North, LLC	Diamond Sports Net, LLC	Membership Interests	N/A	100%
Diamond Sports Net Ohio, LLC	Diamond Ohio Holdings II, LLC	Membership Interests	N/A	100%
Diamond Sports Net West 2, LLC	Diamond Sports Net, LLC	Membership Interests	N/A	100%
Diamond Sports Sun, LLC	Sunshine Holdco, LLC	Membership Interests	N/A	100%
Diamond St. Louis Holdings, LLC	ARC Holding, Ltd.	Membership Interests	N/A	100%
Diamond West Holdings, LLC	Diamond Sports Net, LLC	Membership Interests	N/A	100%
Fastball Sports Productions, LLC	Diamond Ohio Holdings II, LLC	Membership Interests	N/A	100%
FRSM Holdings LLC	Diamond Sports Net, LLC	Membership Interests	N/A	100%
Sports Holding, LLC	Diamond Sports Net, LLC	Membership Interests	N/A	100%
Sports Network, LLC	DSG AcquisitionCo, Inc.	Membership Interests	N/A	100%
Sports Network II, LLC	DSG OpCo, LLC	Membership Interests	N/A	100%
Sports Network II Intermediate HoldCo, LLC	DSG New HoldCo, LLC	Membership Interests	N/A	100%
SportSouth Network, LLC	Diamond-BRV Southern Sports Holdings, LLC	Membership Interests	N/A	100%
SportSouth Network II, LLC	Diamond-BRV Southern Sports Holdings, LLC	Membership Interests	N/A	100%
Sunshine Holdco, LLC	Diamond Sports Net, LLC	Membership Interests	N/A	100%

*	Mailing address of such holder is c/o Ocean Ridge Capital Advisors, LLC, 56 Harrison Street, Suite 203A, New Rochelle, NY 10801.

6

UNDERWRITERS

6. Underwriters.

(a) No person has acted as an underwriter of any securities of any of the Applicants in the last three years.

(b) No person is acting as a principal underwriter of the Notes proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

7. Capitalization.

The following table sets forth information with respect to each authorized class of securities of the Applicants as of the date of this application:

(1) The Company:

Company Name	Title of Class	Amount Authorized	Amount Outstanding
DSG TopCo, Inc.	Common Stock	10,000,100	100

It is expected that, in connection with the consummation of the Plan, the Company will issue (i) shares of common stock to certain holders of Claims (or their designees) and (ii) an option to the Initial DIP Commitment Parties (or their designees) to invest up to $50 million through the purchase of common stock of the Company, in each case, in accordance with the terms and conditions of the Plan.

Each holder of common stock of the Company has one vote on all matters to be voted upon by stockholders.

(2) Guarantors

Guarantor Name	Title of Class	Amount Authorized	Amount Outstanding
DSG AcquisitionCo, Inc.	Common Stock	100	100
DSG IntermediateCo, Inc.	Common Stock	100	100
DSG LitigationCo, LLC	Membership Interests	N/A	N/A
DSG New HoldCo, LLC	Membership Interests	N/A	N/A
DSG OpCo, LLC	Membership Interests	N/A	N/A
ARC Holding, Ltd.	N/A	N/A	N/A
Diamond-BRV Southern Sports Holdings, LLC	Membership Interests	N/A	N/A
Diamond College Sports, LLC	Membership Interests	N/A	N/A
Diamond Digital Group, LLC	Membership Interests	N/A	N/A
Diamond Gaming Services, LLC	Membership Interests	N/A	N/A
Diamond Mobile Holdings, LLC	Membership Interests	N/A	N/A
Diamond Ohio Holdings, LLC	Membership Interests	N/A	N/A
Diamond Ohio Holdings II, LLC	Membership Interests	N/A	N/A
Diamond San Diego Holdings, LLC	Membership Interests	N/A	N/A
Diamond Southern Holdings, LLC	Membership Interests	N/A	N/A
Diamond Sports Net, LLC	Membership Interests	N/A	N/A
Diamond Sports Net Arizona, LLC	Membership Interests	N/A	N/A
Diamond Sports Net Arizona Holdings, LLC	Membership Interests	N/A	N/A
Diamond Sports Net Detroit, LLC	Membership Interests	N/A	N/A
Diamond Sports Net Florida, LLC	Membership Interests	N/A	N/A
Diamond Sports Net North, LLC	Membership Interests	N/A	N/A
Diamond Sports Net Ohio, LLC	Membership Interests	N/A	N/A
Diamond Sports Net West 2, LLC	Membership Interests	N/A	N/A
Diamond Sports Sun, LLC	Membership Interests	N/A	N/A
Diamond St. Louis Holdings, LLC	Membership Interests	N/A	N/A
Diamond West Holdings, LLC	Membership Interests	N/A	N/A
Fastball Sports Productions, LLC	Membership Interests	N/A	N/A
FRSM Holdings LLC	Membership Interests	N/A	N/A
Sports Holding, LLC	Membership Interests	N/A	N/A
Sports Network, LLC	Membership Interests	N/A	N/A
Sports Network II, LLC	Membership Interests	N/A	N/A
Sports Network II Intermediate HoldCo, LLC	Membership Interests	N/A	N/A
SportSouth Network, LLC	Membership Interests	N/A	N/A
SportSouth Network II, LLC	Membership Interests	N/A	N/A
Sunshine Holdco, LLC	Membership Interests	N/A	N/A

7

It is expected that, in connection with the consummation of the Plan, DSG New HoldCo, LLC will issue (i) $115 million in aggregate principal amount of convertible senior secured notes due 2026 and (ii) an option to the Strategic Investor to invest up to $50 million through the purchase of equity of DSG New HoldCo, LLC based on a $500 million equity valuation, in each case, in accordance with the terms and conditions of the Plan.

Each holder of common stock of each Guarantor that is a corporation has one vote on all matters to be voted upon by stockholders. Each Guarantor that is a limited liability company is managed by its sole member. Each Guarantor that is a limited partnership is managed by its general partner.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions.

The Notes will be subject to the Indenture to be entered into among the Company, the Guarantors and the trustee named therein (the “Trustee”). The following is a general description of certain provisions expected to be included in the Indenture, and the description is qualified in its entirety by reference to the form of Indenture to be filed as Exhibit T3C in an amendment to this filing. The Company has not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change before it is executed. The expected terms of the Notes are described in the term sheet relating to the Notes, which is included as Exhibit 2 to the Restructuring Term Sheet (as defined in the Plan). Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

(a)	Events of Default; Withholding of Notice.

The occurrence of any of the following events will constitute an Event of Default under the Indenture: (1) any cross-default in respect of (x) indebtedness under the Convertible B Exit Notes (as defined in the Plan), the Exit Term Loans (as defined in the Plan) and/or the Take Back Term Loans (as defined in the Plan), and (y) any other material indebtedness of the Company or its Subsidiaries; (2) non-payment of principal when due; (3) non-payment of interest, fees or other amounts after expiration of a grace period; (4) (x) any material portion of any Guarantee ceasing to be in full force and effect, or any party thereto so asserting, or (y) any collateral document ceasing to create a valid and perfected Lien on any material portion of the Collateral purported to be covered thereby, or any party thereto so asserting; (5) any breach of, default under, or failure to perform under, any covenant or other term or agreement of the Indenture for an applicable grace period after written notice from the Trustee or Holders of at least 25% in aggregate principal amount of the Notes then outstanding; (6) default with respect to any material provision of the Litigation CVRs (as defined in the Plan); (7) any bankruptcy, insolvency or liquidation event in respect of the Company or any of its Subsidiaries; (8) material money judgments; and (9) certain other customary Events of Default for secured and/or convertible notes.

Pursuant to the Indenture, if an Event of Default (other than an Event of Default arising from clause (7) listed above) shall have occurred and be continuing, then the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare to be immediately due and payable the entire principal amount of all the Notes then outstanding plus accrued interest to the date of acceleration. Notwithstanding the foregoing, if an Event of Default specified in clause (7) above occurs with respect to the Company, all outstanding Notes shall become due and payable immediately without further action, notice or declaration on the part of the Trustee or any holder.

8

If a Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail or otherwise deliver to each holder of Notes notice of the Default within 30 days after obtaining knowledge of the occurrence. Except in the case of a Default or Event of Default in payment of principal of, premium, if any, or interest on any Notes, the Trustee may withhold the notice if and so long as the Trustee in good faith determines that withholding the notice is in the interests of the Holders of the Notes.

Upon the occurrence of an Event of Default, there shall be a customary increase in the Interest Rate per annum payable on demand.

(b)	Authentication and Delivery of the Notes; Application of Proceeds.

The Trustee shall authenticate the initial amount of the Notes upon a written order of the Company signed by an officer. Thereafter, the Trustee shall authenticate additional Notes in unlimited amount, as and to the extent permitted by the Notes Indenture, upon a written order of the Company in aggregate principal amount as specified in such order.

The Notes may be executed on behalf of the Company by any officer. The signature of the officer on the Notes may be by facsimile or manual signature in the name and on behalf of the Company. A Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that such Note has been authenticated under the Indenture. The Trustee shall, upon a written order of the Company signed by an officer, authenticate the Notes for original issue. The Trustee may appoint an authenticating agent to authenticate the Notes. An authenticating agent may authenticate the Notes whenever the Trustee may do so. Notwithstanding the foregoing, if any Notes shall have been authenticated and delivered under the Indenture but never issued and sold by the Company, and the Company shall deliver such Notes to the Trustee for cancellation as provided in the cancellation section of the Indenture, for all purposes of the Indenture such Notes shall be deemed never to have been authenticated and delivered thereunder and shall never be entitled to the benefits of the Indenture.

The Notes shall be issuable only in registered form without coupons in denominations of principal amount and any integral multiple of thereafter.

(c)	Release of Collateral.

With certain exceptions, Collateral may be released from the Lien and security interest created by the Collateral Documents at any time or from time to time in accordance with the provisions of the Collateral Documents or as provided in the Indenture.

(d)	Satisfaction and Discharge.

The Indenture will be discharged and will cease to be of further effect as to all outstanding Notes hereunder, and the Trustee, upon receipt from the Company of an Officer’s Certificate and an Opinion of Counsel stating that all conditions precedent to satisfaction and discharge have been satisfied, shall execute proper instruments acknowledging satisfaction and discharge of the Indenture, when either

(1) all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

(2) (A) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, and otherwise reserved sufficient shares of

9

Common Stock with the transfer agent for such shares solely to satisfy the Company’s obligations to deliver shares of Common Stock pursuant to the Indenture to the extent that a Holder has previously exercised its conversion rights in accordance with the Indenture and not yet received such shares of Common Stock (and provide an Officer’s Certificate to the Trustee certifying as to such share reserve), in each case, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest, and satisfy any obligations to deliver shares of Common Stock pursuant to the Indenture to the extent that a Holder has previously exercised its conversion rights in accordance with the Indenture and not yet received such shares of Common Stock, to the date of maturity or the applicable repurchase date or conversion date, as applicable; (B) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit (except a Default or Event of Default resulting from the borrowing of funds to such deposit or the grant of liens securing such borrowing); (C) the Company or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture and not provided for by the deposit required by clause (A) above; and (D) the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or the applicable repurchase date or conversion date, as the case may be.

(e)	Evidence of Compliance with Conditions and Covenants.

The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate signed by the Company’s principal executive officer, principal financial officer or principal accounting officer stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing officer with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under this Indenture and further stating, as to the officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of this Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

The Company shall, so long as any of the Notes are outstanding, deliver to the Trustee, forthwith upon the Company or any Officer becoming aware of any Default or Event of Default, an Officer’s Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

9. Other Obligors.

Other than the Applicants, no other person is expected to be an obligor with respect to the Notes.

Contents of application for qualification. This application for qualification comprises:

(a) Pages numbered one to thirteen, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of the Trustee under the Indenture to be qualified.*

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(c) The exhibits listed below in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee.

Exhibit	Description
Exhibit T3A-1.1	Certificate of Incorporation of DSG TopCo, Inc.
Exhibit T3A-2.1*	Certificate of Incorporation of DSG AcquisitionCo, Inc.
Exhibit T3A-3.1*	Certificate of Incorporation of DSG IntermediateCo, Inc.
Exhibit T3A-4.1*	Certificate of Formation of DSG LitigationCo, LLC
Exhibit T3A-5.1*	Certificate of Formation of DSG New HoldCo, LLC
Exhibit T3A-6.1*	Certificate of Formation of DSG OpCo, LLC
Exhibit T3A-7.1*	Certificate of Limited Partnership of ARC Holding, Ltd.
Exhibit T3A-8.1*	Certificate of Formation of Diamond-BRV Southern Sports Holdings, LLC (f/k/a Fox-BRV Southern Sports Holdings, LLC)
Exhibit T3A-8.2*	Certificate of Amendment (Change of Name) of Diamond-BRV Southern Sports Holdings, LLC (f/k/a Fox-BRV Southern Sports Holdings, LLC)
Exhibit T3A-8.3*	Certificate of Correction of Limited Liability Company of Diamond-BRV Southern Sports Holdings, LLC (f/k/a Fox-BRV Southern Sports Holdings, LLC)
Exhibit T3A-8.4*	Certificate of Amendment (Change of Name) of Diamond-BRV Southern Sports Holdings, LLC (f/k/a Fox-BRV Southern Sports Holdings, LLC)
Exhibit T3A-9.1*	Certificate of Formation of Diamond College Sports, LLC (f/k/a Fox College Sports, LLC)
Exhibit T3A-9.2*	Certificate of Amendment (Change of Name) of Diamond College Sports, LLC (f/k/a Fox Sports Digital Nets, Inc)
Exhibit T3A-10.1*	Certificate of Formation of Diamond Digital Group, LLC
Exhibit T3A-11.1*	Certificate of Formation of Diamond Gaming Services, LLC
Exhibit T3A-12.1*	Certificate of Formation of Diamond Mobile Holdings, LLC
Exhibit T3A-13.1*	Certificate of Formation of Diamond Ohio Holdings, LLC (f/k/a RSN Holdco II, LLC)
Exhibit T3A-13.2*	Certificate of Amendment (Change of Name) of Diamond Ohio Holdings, LLC (f/k/a RSN Holdco II, LLC)
Exhibit T3A-13.3*	Certificate of Amendment (Change of Name) of Diamond Ohio Holdings, LLC (f/k/a RSN Holdco II, LLC)
Exhibit T3A-14.1*	Certificate of Formation of Diamond Ohio Holdings II, LLC (f/k/a RSN Holdco III, LLC)
Exhibit T3A-14.2*	Certificate of Amendment (Change of Name) of Diamond Ohio Holdings II, LLC (f/k/a RSN Holdco III, LLC)
Exhibit T3A-15.1*	Certificate of Formation of Diamond San Diego Holdings, LLC (f/k/a FSN San Diego Holdings, LLC)
Exhibit T3A-15.2*	Certificate of Amendment (Change of Name) of Diamond San Diego Holdings, LLC (f/k/a FSN San Diego Holdings, LLC)
Exhibit T3A-16.1*	Articles of Organization of Diamond Southern Holdings, LLC (f/k/a FSN Southern Holdings, LLC)
Exhibit T3A-16.2*	Articles of Amendment (Change of Name) of Diamond Southern Holdings, LLC (f/k/a FSN Southern Holdings, LLC)
Exhibit T3A-17.1*	Certificate of Formation of Diamond Sports Net, LLC (f/k/a Fox Sports Net, LLC)
Exhibit T3A-17.2*	Certificate of Amendment (Change of Name) of Diamond Sports Net, LLC (f/k/a Fox Sports Net, LLC)
Exhibit T3A-18.1*	Certificate of Formation of Diamond Sports Net Arizona, LLC (f/k/a Fox Sports Net Arizona, LLC)
Exhibit T3A-18.2*	Certificate of Amendment (Change of Name) of Diamond Sports Net Arizona, LLC (f/k/a Fox Sports Net Arizona, LLC)
Exhibit T3A-19.1*	Certificate of Formation of Diamond Sports Net Arizona Holdings, LLC (f/k/a Fox Sports Net Arizona Holdings, LLC)
Exhibit T3A-19.2*	Certificate of Amendment (Change of Name) of Diamond Sports Net Arizona Holdings, LLC (f/k/a Fox Sports Net Arizona Holdings, LLC)
Exhibit T3A-19.3*	Certificate of Amendment (Change of Name) of Diamond Sports Net Arizona Holdings, LLC (f/k/a Fox Sports Net Arizona Holdings, LLC)
Exhibit T3A-19.4*	Certificate of Amendment (Change of Name) of Diamond Sports Net Arizona Holdings, LLC (f/k/a Fox Sports Net Arizona Holdings, LLC)
Exhibit T3A-20.1*	Certificate of Formation of Diamond Sports Net Detroit, LLC (f/k/a Fox Sports Detroit, LLC)
Exhibit T3A-20.2*	Certificate of Amendment (Name Change) of Diamond Sports Net Detroit, LLC (f/k/a Fox Sports Detroit, LLC)
Exhibit T3A-20.3*	Certificate of Amendment (Change of Name) of Diamond Sports Net Detroit, LLC (f/k/a Fox Sports Detroit, LLC)
Exhibit T3A-21.1*	Certificate of Formation of Diamond Sports Net Florida, LLC (f/k/a Fox Sports Net Florida, Inc)
Exhibit T3A-21.2*	Certificate of Amendment of Limited Liability Company of Diamond Sports Net Florida, LLC (f/k/a Fox Sports Net Florida, Inc)
Exhibit T3A-22.1*	Certificate of Formation of Diamond Sports Net North, LLC, (f/k/a Fox Sports Net Minnesota, LLC)
Exhibit T3A-12.2*	Certificate of Amendment (Change of Name) of Limited Liability Company of Diamond Net North, LLC, (f/k/a Fox Sports Net Minnesota, LLC)
Exhibit T3A-23.1*	Certificate of Formation of Diamond Sports Net Ohio, LLC (f/k/a Fox Sports Net Ohio, LLC)
Exhibit T3A-23.2*	Certificate of Amendment of Limited Liability Company of Diamond Sports Net Ohio, LLC (f/k/a Fox Sports Net Ohio, LLC)
Exhibit T3A-24.1*	Certificate of Formation of Diamond Sports Net West 2, LLC (f/k/a Fox/Liberty West II, LLC)
Exhibit T3A-24.2*	Certificate of Amendment (Change of Name) of Diamond Sports Net West 2, LLC (f/k/a Fox/Liberty West II, LLC)
Exhibit T3A-24.3*	Certificate of Amendment (Change of Name) of Diamond Sports Net West 2, LLC (f/k/a Fox/Liberty West II, LLC)
Exhibit T3A-25.1*	Certificate of Formation of Diamond Sports Sun, LLC (f/k/a Fox Sports Sun, LLC)
Exhibit T3A-25.2*	Certificate of Amendment (Change of Name) of Diamond Sports Sun, LLC (f/k/a Fox Sports Sun, LLC)
Exhibit T3A-26.1*	Certificate of Formation of Diamond St. Louis Holdings, LLC (f/k/a Fox Sports Net St. Louis, LLC)
Exhibit T3A-26.2*	Certificate of Amendment (Change of Name) of Limited Liability Company of Diamond St. Louis Holdings, LLC (f/k/a Fox Sports Net St. Louis, LLC)
Exhibit T3A-26.3*	Certificate of Amendment (Change of Name) of Diamond St. Louis Holdings, LLC (f/k/a Fox Sports Net St. Louis, LLC)
Exhibit T3A-27.1*	Certificate of Formation of Diamond West Holdings, LLC (f/k/a FS West Holdings, LLC)

11

Exhibit T3A-27.2*	Certificate of Amendment (Change of Name) Company of Diamond West Holdings, LLC (f/k/a FS West Holdings, LLC)
Exhibit T3A-28.1*	Registration of Limited Liability Company of Fastball Sports Productions, LLC
Exhibit T3A-29.1*	Certificate of Formation of FRSM Holdings LLC
Exhibit T3A-30.1*	Certificate of Formation of Sports Holding, LLC
Exhibit T3A-31.1*	Certificate of Formation of Sports Network, LLC
Exhibit T3A-32.1*	Certificate of Formation of Sports Network II, LLC
Exhibit T3A-33.1*	Certificate of Formation of Sports Network II Intermediate HoldCo, LLC
Exhibit T3A-34.1*	Certificate of Formation of SportSouth Network, LLC
Exhibit T3A-35.1*	Certificate of Formation of SportSouth Network II, LLC (f/k/a SportSouth II, LLC)
Exhibit T3A-35.2*	Certificate of Amendment (Change of Name) of SportSouth Network II, LLC (f/k/a SportSouth II, LLC)
Exhibit T3A-36.1*	Certificate of Incorporation of Sunshine Holdco, LLC
Exhibit T3B-1.1	Bylaws of DSG TopCo, Inc.
Exhibit T3B-2.1*	Bylaws of DSG AcquisitionCo, Inc.
Exhibit T3B-3.1*	Bylaws of DSG IntermediateCo, Inc.
Exhibit T3B-4.1*	Limited Liability Company Agreement of DSG LitigationCo, LLC
Exhibit T3B-5.1*	Limited Liability Company Agreement of DSG New HoldCo, LLC
Exhibit T3B-6.1*	Limited Liability Company Agreement of DSG OpCo, LLC
Exhibit T3B-7.1*	Limited Partnership Agreement of ARC Holding, Ltd.
Exhibit T3B-7.2*	Amendment to the Limited Partnership Agreement of ARC Holding, Ltd.
Exhibit T3B-8.1*	Amended and Restated Limited Liability Company Agreement of Diamond-BRV Southern Sports Holdings, LLC (f/k/a Fox-BRV Southern Sports Holdings, LLC)
Exhibit T3B-8.2*	Amendment to the Amended and Restated Limited Liability Company Agreement of Diamond-BRV Southern Sports Holdings, LLC (f/k/a Fox-BRV Southern Sports Holdings, LLC)
Exhibit T3B-9.1*	Amended and Restated Limited Liability Company Agreement of Diamond College Sports, LLC (f/k/a/ Fox College Sports, LLC)
Exhibit T3B-9.2*	Amendment to the Amended and Restated Limited Liability Company Agreement of Diamond College Sports, LLC (f/k/a/ Fox College Sports, LLC)
Exhibit T3B-10.1*	Limited Liability Company Agreement of Diamond Digital Group, LLC
Exhibit T3B-10.2*	Amendment to the Limited Liability Company Agreement of Diamond Digital Group, LLC
Exhibit T3B-11.1*	Limited Liability Company Agreement of Diamond Gaming Services, LLC
Exhibit T3B-11.2*	Amendment to the Limited Liability Company Agreement of Diamond Gaming Services, LLC
Exhibit T3B-12.1*	Amended and Restated Limited Liability Company Agreement of Diamond Mobile Holdings, LLC (f/k/a Fox Mobile Holdings, LLC)
Exhibit T3B-12.2*	Amendment to the Amended and Restated Limited Liability Company Agreement of Diamond Mobile Holdings, LLC (f/k/a Fox Mobile Holdings, LLC)
Exhibit T3B-13.1*	Amended and Restated Limited Liability Company Agreement of Diamond Ohio Holdings, LLC (f/k/a Fox Ohio Holdings, LLC)
Exhibit T3B-13.2*	Amendment to the Amended and Restated Limited Liability Company Agreement of Diamond Ohio Holdings, LLC (f/k/a Fox Ohio Holdings, LLC)
Exhibit T3B-14.1*	Amended and Restated Limited Liability Company Agreement of Diamond Ohio Holdings II, LLC (f/k/a RSN Holdco III, LLC)
Exhibit T3B-14.2*	Amendment to the Amended and Restated Limited Liability Company Agreement of Diamond Ohio Holdings II, LLC (f/k/a RSN Holdco III, LLC)
Exhibit T3B-15.1*	Amended and Restated Limited Liability Company Agreement of Diamond San Diego Holdings, LLC (f/k/a FSN San Diego Holdings, LLC)
Exhibit T3B-15.2*	Amendment to the Amended and Restated Limited Liability Company Agreement of Diamond San Diego Holdings, LLC (f/k/a FSN San Diego Holdings, LLC)
Exhibit T3B-16.1*	Amended and Restated Limited Liability Company Agreement of Diamond Southern Holdings, LLC (f/k/a FSN Southern Holdings, LLC)
Exhibit T3B-17.1*	Amended and Restated Limited Liability Company Agreement of Diamond Sports Net, LLC (f/k/a Fox Sports Net, LLC)
Exhibit T3B-17.2*	Amendment to the Amended and Restated Limited Liability Company Agreement of Diamond Sports Net, LLC (f/k/a Fox Sports Net, LLC)
Exhibit T3B-18.1*	Amended and Restated Limited Liability Company Agreement of Diamond Sports Net Arizona, LLC (f/k/a Fox Sports Net Arizona, LLC)
Exhibit T3B-18.2*	Amendment to the Amended and Restated Limited Liability Company Agreement of Diamond Sports Net Arizona, LLC (f/k/a Fox Sports Net Arizona, LLC)
Exhibit T3B-19.1*	Limited Liability Company Agreement of Diamond Sports Net Arizona Holdings, LLC (f/k/a Fox Sports Net Arizona Holdings, LLC)
Exhibit T3B-19.2*	Amendment to the Limited Liability Company Agreement of Diamond Sports Net Arizona Holdings, LLC (f/k/a Fox Sports Net Arizona Holdings, LLC)
Exhibit T3B-20.1*	Amended and Restated Limited Liability Company of Diamond Sports Net Detroit, LLC (f/k/a Fox Sports Net Detroit, LLC)
Exhibit T3B-20.2*	Amendment to the Amended and Restated Limited Liability Company Agreement of Diamond Sports Net Detroit, LLC (f/k/a Fox Sports Net Detroit, LLC)
Exhibit T3B-21.1*	Amended and Restated Limited Liability Company Agreement of Diamond Sports Net Florida, LLC (f/k/a Fox Sports Net Florida, LLC)
Exhibit T3B-21.2*	Amendment to the Amended and Restated Limited Liability Company Agreement of Diamond Sports Net Florida, LLC (f/k/a Fox Sports Net Florida, LLC)
Exhibit T3B-22.1*	Amended and Restated Limited Liability Company Agreement of Diamond Sports Net North, LLC (f/k/a Fox Sports Net North, LLC)
Exhibit T3B-22.2*	Amendment to the Amended and Restated Limited Liability Company Agreement of Diamond Sports Net North, LLC (f/k/a Fox Sports Net North, LLC)

12

Exhibit T3B-23.1*	Amended and Restated Limited Liability Company Agreement of Diamond Sports Net Ohio, LLC (f/k/a Fox Sports Net Ohio, LLC)
Exhibit T3B-23.2*	Amendment to the Amended and Restated Limited Liability Company Agreement of Diamond Sports Net Ohio, LLC (f/k/a Fox Sports Net Ohio, LLC)
Exhibit T3B-24.1*	Amended and Restated Limited Liability Company Agreement of Diamond Sports Net West 2, LLC (f/k/a Fox Sports Net West 2, LLC)
Exhibit T3B-24.2*	Amendment to the Amended and Restated Limited Liability Company Agreement of Diamond Sports Net West 2, LLC (f/k/a Fox Sports Net West 2, LLC)
Exhibit T3B-25.1*	Amended and Restated Limited Liability Company Agreement of Diamond Sports Sun, LLC (f/k/a Fox Sports Sun, LLC)
Exhibit T3B-25.2*	Amendment to the Amended and Restated Limited Liability Company Agreement of Diamond Sports Sun, LLC (f/k/a Fox Sports Sun, LLC)
Exhibit T3B-26.1*	Amended and Restated Limited Liability Company Agreement of Diamond St. Louis Holdings, LLC (f/k/a Fox St. Louis Holdings LLC)
Exhibit T3B-26.2*	Amendment to the Amended and Restated Limited Liability Company Agreement of Diamond St. Louis Holdings, LLC (f/k/a Fox St. Louis Holdings LLC)
Exhibit T3B-27.1*	Limited Liability Company Agreement of Diamond West Holdings, LLC (f/k/a FS West Holdings, LLC)
Exhibit T3B-27.2*	Amendment to the Limited Liability Company Agreement of Diamond West Holdings, LLC (f/k/a FS West Holdings, LLC)
Exhibit T3B-28.1*	Amended and Restated Limited Liability Company Agreement Fastball Sports Productions, LLC
Exhibit T3B-29.1*	Amended and Restated Limited Liability Company Agreement of FRSM Holdings LLC
Exhibit T3B-29.2*	Amendment to the Amended and Restated Limited Liability Company Agreement FRSM Holdings LLC
Exhibit T3B-30.1*	Amended and Restated Limited Liability Company Agreement of Sports Holding, LLC
Exhibit T3B-31.1*	Amended and Restated Limited Liability Company Agreement of Sports Network, LLC
Exhibit T3B-31.2*	Amendment to the Amended and Restated Limited Liability Company Agreement of Sports Network, LLC
Exhibit T3B-32.1*	Amended and Restated Limited Liability Company Agreement of Sports Network II, LLC
Exhibit T3B-32.2*	Amendment to the Amended and Restated Limited Liability Company Agreement of Sports Network II, LLC
Exhibit T3B-33.1*	Limited Liability Company Agreement of Sports Network II Intermediate HoldCo, LLC
Exhibit T3B-34.1*	Amended and Restated Limited Liability Company Agreement of SportSouth Network, LLC
Exhibit T3B-35.1*	Amended and Restated Limited Liability Company Agreement of SportSouth Network II, LLC
Exhibit T3B-36.1*	Amended and Restated Limited Liability Company Agreement of Sunshine Holdco, LLC
Exhibit T3B-36.2*	Amendment to the Amended and Restated Limited Liability Company Agreement of Sunshine Holdco, LLC
Exhibit T3C*	Form of Indenture governing the Notes.
Exhibit T3D	Not applicable.
Exhibit T3E-1	Disclosure Statement for the Joint Chapter 11 Plan of Reorganization of Diamond Sports Group, LLC, et al., Chapter 11 of the Bankruptcy Code, dated April 16, 2024.
Exhibit T3E-2	Joint Chapter 11 Plan of Reorganization of Diamond Sports Group, LLC, et al., under Chapter 11 of the Bankruptcy Code, dated April 16, 2024.
Exhibit T3F*	Cross-reference sheet (included in Exhibit T3C).
Exhibit T3G*	Form T-1 qualifying the Trustee under the Indenture to be qualified pursuant to this Form T-3.

*	To be filed by amendment.

13

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, DSG TopCo, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in Israel, on the 19th day of April, 2024.

DSG TopCo, Inc.

Attest:	/s/ Daniel Ezra Newman	By:	/s/ Bradley E. Scher
Name:	Daniel Ezra Newman	Name:	Bradley E. Scher
		Title:	President

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, DSG AcquisitionCo, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in Israel, on the 19th day of April, 2024.

DSG AcquisitionCo, Inc.

Attest:	/s/ Daniel Ezra Newman	By:	/s/ Bradley E. Scher
Name:	Daniel Ezra Newman	Name:	Bradley E. Scher
		Title:	President

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, DSG IntermediateCo, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in Israel, on the 19th day of April, 2024.

DSG IntermediateCo, Inc.

Attest:	/s/ Daniel Ezra Newman	By:	/s/ Bradley E. Scher
Name:	Daniel Ezra Newman	Name:	Bradley E. Scher
		Title:	President

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, DSG LitigationCo, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Southport, and State of Connecticut, on the 19th day of April, 2024.

DSG LitigationCo, LLC

Attest:	/s/ David C. Preschlack	By:	/s/ David F. DeVoe, Jr.
Name:	David C. Preschlack	Name:	David F. DeVoe, Jr.
		Title:	Chief Financial Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, DSG New HoldCo, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Southport, and State of Connecticut, on the 19th day of April, 2024.

DSG NEW HOLDCO, LLC

Attest:	/s/ David C. Preschlack	By:	David F. DeVoe, Jr.
Name:	David C. Preschlack	Name:	David F. DeVoe, Jr.
		Title:	Chief Financial Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, DSG OpCo, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of city of Southport, and State of Connecticut, on the 19th day of April, 2024.

DSG OPCO, LLC

Attest:	/s/ David C. Preschlack	By:	David F. DeVoe, Jr.
Name:	David C. Preschlack	Name:	David F. DeVoe, Jr.
		Title:	Chief Financial Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Arc Holding, Ltd., a limited partnership organized and existing under the laws of the State of Texas, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Southport, and State of Connecticut, on the 19th day of April, 2024.

ARC HOLDING, LTD.

Attest:	/s/ David C. Preschlack	By:	David F. DeVoe, Jr.
Name:	David C. Preschlack	Name:	David F. DeVoe, Jr.
		Title:	Chief Financial Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Diamond-BRV Southern Sports Holdings, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Southport, and State of Connecticut, on the 19th day of April, 2024.

DIAMOND-BRV SOUTHERN SPORTS HOLDINGS, LLC

Attest:	/s/ David C. Preschlack	By:	David F. DeVoe, Jr.
Name:	David C. Preschlack	Name:	David F. DeVoe, Jr.
		Title:	Chief Financial Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Diamond College Sports, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Southport, and State of Connecticut, on the 19th day of April, 2024.

DIAMOND COLLEGE SPORTS, LLC

Attest:	/s/ David C. Preschlack	By:	David F. DeVoe, Jr.
Name:	David C. Preschlack	Name:	David F. DeVoe, Jr.
		Title:	Chief Financial Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant Diamond Digital Group, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Southport, and State of Connecticut, on the 19th day of April, 2024.

DIAMOND DIGITAL GROUP, LLC

Attest:	/s/ David C. Preschlack	By:	David F. DeVoe, Jr.
Name:	David C. Preschlack	Name:	David F. DeVoe, Jr.
		Title:	Chief Financial Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Diamond Gaming Services, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Southport, and State of Connecticut, on the 19th day of April, 2024.

DIAMOND GAMING SERVICES, LLC

Attest:	/s/ David C. Preschlack	By:	David F. DeVoe, Jr.
Name:	David C. Preschlack	Name:	David F. DeVoe, Jr.
		Title:	Chief Financial Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Diamond Mobile Holdings, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Southport, and State of Connecticut, on the 19th day of April, 2024.

DIAMOND MOBILE HOLDINGS, LLC

Attest:	/s/ David C. Preschlack	By:	David F. DeVoe, Jr.
Name:	David C. Preschlack	Name:	David F. DeVoe, Jr.
		Title:	Chief Financial Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Diamond Ohio Holdings, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Southport, and State of Connecticut, on the 19th day of April, 2024.

DIAMOND OHIO HOLDINGS, LLC

Attest:	/s/ David C. Preschlack	By:	David F. DeVoe, Jr.
Name:	David C. Preschlack	Name:	David F. DeVoe, Jr.
		Title:	Chief Financial Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Diamond Ohio Holdings II, LLC, a limited partnership organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Southport, and State of Connecticut, on the 19th day of April, 2024.

DIAMOND OHIO HOLDINGS II, LLC

Attest:	/s/ David C. Preschlack	By:	David F. DeVoe, Jr.
Name:	David C. Preschlack	Name:	David F. DeVoe, Jr.
		Title:	Chief Financial Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Diamond San Diego Holdings, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Southport, and State of Connecticut, on the 19th day of April, 2024.

DIAMOND SAN DIEGO HOLDINGS, LLC

Attest:	/s/ David C. Preschlack	By:	David F. DeVoe, Jr.
Name:	David C. Preschlack	Name:	David F. DeVoe, Jr.
		Title:	Chief Financial Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Diamond Southern Holdings, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Southport, and State of Connecticut, on the 19th day of April, 2024.

DIAMOND SOUTHERN HOLDINGS, LLC

Attest:	/s/ David C. Preschlack	By:	David F. DeVoe, Jr.
Name:	David C. Preschlack	Name:	David F. DeVoe, Jr.
		Title:	Chief Financial Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Diamond Sports Net, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Southport, and State of Connecticut, on the 19th day of April, 2024.

DIAMOND SPORTS NET, LLC

Attest:	/s/ David C. Preschlack	By:	David F. DeVoe, Jr.
Name:	David C. Preschlack	Name:	David F. DeVoe, Jr.
		Title:	Chief Financial Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Diamond Sports Net Arizona, LLC, a limited partnership organized and existing under the laws of the State of Texas, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Southport, and State of Connecticut, on the 19th day of April, 2024.

DIAMOND SPORTS NET ARIZONA, LLC

Attest:	/s/ David C. Preschlack	By:	David F. DeVoe, Jr.
Name:	David C. Preschlack	Name:	David F. DeVoe, Jr.
		Title:	Chief Financial Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Diamond Sports Net Arizona Holdings, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Southport, and State of Connecticut, on the 19th day of April, 2024.

DIAMOND SPORTS NET ARIZONA HOLDINGS, LLC

Attest:	/s/ David C. Preschlack	By:	David F. DeVoe, Jr.
Name:	David C. Preschlack	Name:	David F. DeVoe, Jr.
		Title:	Chief Financial Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Diamond Sports Net Detroit, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Southport, and State of Connecticut, on the 19th day of April, 2024.

DIAMOND SPORTS NET DETROIT, LLC

Attest:	/s/ David C. Preschlack	By:	David F. DeVoe, Jr.
Name:	David C. Preschlack	Name:	David F. DeVoe, Jr.
		Title:	Chief Financial Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Diamond Sports Net Florida, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Southport, and State of Connecticut, on the 19th day of April, 2024.

DIAMOND SPORTS NET FLORIDA, LLC

Attest:	/s/ David C. Preschlack	By:	David F. DeVoe, Jr.
Name:	David C. Preschlack	Name:	David F. DeVoe, Jr.
		Title:	Chief Financial Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Diamond Sports Net North, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Southport, and State of Connecticut, on the 19th day of April, 2024.

DIAMOND SPORTS NET NORTH, LLC

Attest:	/s/ David C. Preschlack	By:	David F. DeVoe, Jr.
Name:	David C. Preschlack	Name:	David F. DeVoe, Jr.
		Title:	Chief Financial Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Diamond Sports Net Ohio, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Southport, and State of Connecticut, on the 19th day of April, 2024.

DIAMOND SPORTS NET OHIO, LLC

Attest:	/s/ David C. Preschlack	By:	David F. DeVoe, Jr.
Name:	David C. Preschlack	Name:	David F. DeVoe, Jr.
		Title:	Chief Financial Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Diamond Sports Net West 2, LLC, a limited liability company organized and existing under the laws of the State of Ohio, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Southport, and State of Connecticut, on the 19th day of April, 2024.

DIAMOND SPORTS NET WEST 2, LLC

Attest:	/s/ David C. Preschlack	By:	David F. DeVoe, Jr.
Name:	David C. Preschlack	Name:	David F. DeVoe, Jr.
		Title:	Chief Financial Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Diamond Sports Sun, LLC, a limited liability company organized and existing under the laws of the State of Florida, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Southport, and State of Connecticut, on the 19th day of April, 2024.

DIAMOND SPORTS SUN, LLC

Attest:	/s/ David C. Preschlack	By:	David F. DeVoe, Jr.
Name:	David C. Preschlack	Name:	David F. DeVoe, Jr.
		Title:	Chief Financial Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Diamond St. Louis Holdings, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Southport, and State of Connecticut, on the 19th day of April, 2024.

DIAMOND ST. LOUIS HOLDINGS, LLC

Attest:	/s/ David C. Preschlack	By:	David F. DeVoe, Jr.
Name:	David C. Preschlack	Name:	David F. DeVoe, Jr.
		Title:	Chief Financial Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Diamond West Holdings, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Southport, and State of Connecticut, on the 19th day of April, 2024.

DIAMOND WEST HOLDINGS, LLC

Attest:	/s/ David C. Preschlack	By:	David F. DeVoe, Jr.
Name:	David C. Preschlack	Name:	David F. DeVoe, Jr.
		Title:	Chief Financial Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Fastball Sports Productions, LLC, a limited liability company organized and existing under the laws of the State of Ohio, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Southport, and State of Connecticut, on the 19th day of April, 2024.

FASTBALL SPORTS PRODUCTIONS, LLC

Attest:	/s/ David C. Preschlack	By:	David F. DeVoe, Jr.
Name:	David C. Preschlack	Name:	David F. DeVoe, Jr.
		Title:	Chief Financial Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, FRSM Holdings LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Southport, and State of Connecticut, on the 19th day of April, 2024.

FRSM HOLDINGS LLC

Attest:	/s/ David C. Preschlack	By:	David F. DeVoe, Jr.
Name:	David C. Preschlack	Name:	David F. DeVoe, Jr.
		Title:	Chief Financial Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Sports Holding, LLC, a limited liability company organized and existing under the laws of the State of Texas, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Southport, and State of Connecticut, on the 19th day of April, 2024.

SPORTS HOLDING, LLC

Attest:	/s/ David C. Preschlack	By:	David F. DeVoe, Jr.
Name:	David C. Preschlack	Name:	David F. DeVoe, Jr.
		Title:	Chief Financial Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Sports Network, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Southport, and State of Connecticut, on the 19th day of April, 2024.

SPORTS NETWORK, LLC

Attest:	/s/ David C. Preschlack	By:	David F. DeVoe, Jr.
Name:	David C. Preschlack	Name:	David F. DeVoe, Jr.
		Title:	Chief Financial Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Sports Network II, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Southport, and State of Connecticut, on the 19th day of April, 2024.

SPORTS NETWORK II, LLC

Attest:	/s/ David C. Preschlack	By:	David F. DeVoe, Jr.
Name:	David C. Preschlack	Name:	David F. DeVoe, Jr.
		Title:	Chief Financial Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Sports Network II Intermediate HoldCo, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Southport, and State of Connecticut, on the 19th day of April, 2024.

Sports Network II Intermediate HoldCo, LLC

Attest:	/s/ David C. Preschlack	By:	David F. DeVoe, Jr.
Name:	David C. Preschlack	Name:	David F. DeVoe, Jr.
		Title:	Chief Financial Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, SportSouth Network, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Southport, and State of Connecticut, on the 19th day of April, 2024.

SPORTSOUTH NETWORK, LLC

Attest:	/s/ David C. Preschlack	By:	David F. DeVoe, Jr.
Name:	David C. Preschlack	Name:	David F. DeVoe, Jr.
		Title:	Chief Financial Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, SportSouth Network II, LLC, a limited liability company organized and existing under the laws of the State of Georgia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Southport, and State of Connecticut, on the 19th day of April, 2024.

SPORTSOUTH NETWORK II, LLC

Attest:	/s/ David C. Preschlack	By:	David F. DeVoe, Jr.
Name:	David C. Preschlack	Name:	David F. DeVoe, Jr.
		Title:	Chief Financial Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Sunshine Holdco, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Southport, and State of Connecticut, on the 19th day of April, 2024.

SUNSHINE HOLDCO, LLC

Attest:	/s/ David C. Preschlack	By:	David F. DeVoe, Jr.
Name:	David C. Preschlack	Name:	David F. DeVoe, Jr.
		Title:	Chief Financial Officer